UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                October 21, 2009

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL HIV VACCINE: PROMISING PRELIMINARY RESULTS PHASE I STUDY PRESENTED BY DR
DAN BAROUCH AT AIDS VACCINE 2009 IN PARIS

LEIDEN, THE NETHERLANDS (OCTOBER 21, 2009) - Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that preliminary results of the Phase I study of its HIV vaccine were presented at La Conference AIDS Vaccine 2009 in Paris, France. The presentation was given by Dr Dan H. Barouch, MD, PhD, Associate Professor of Medicine, Division of Vaccine Research, Department of Medicine at the Beth Israel Deaconess Medical Center (BIDMC) in Boston, USA. The preliminary results of the Phase I study show that this HIV candidate vaccine is safe and immunogenic.

In April 2008, Crucell announced the start of a Phase I clinical study of the novel recombinant HIV vaccine. The vaccine is based on its AdVac(R) and PER.C6(R) technologies, using adenovirus serotype 26 (rAd26) as vector and is jointly developed by Crucell and the BIDMC, funded by a grant from the US National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5). The Phase I clinical study is being conducted at the Brigham and Women's Hospital in Boston, USA and involves 48 healthy volunteers. Boost vaccinations are ongoing.

"The vaccine is designed to overcome the pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5. These encouraging preliminary results are paving the way for the further development of this vaccine vector for HIV and other pathogens." says Dr Barouch.

ABOUT ADVAC(R) TECHNOLOGY
AdVac(R) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. The AdVac(R) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5
(Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(R) technology is based on adenoviruses that do not regularly occur in the human population, such as Ad35. In contrast to for instance Ad35 antibodies, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(R) are produced using Crucell's PER.C6(R) production technology.

ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. The strengths of the PER.C6(R) technology lie in its safety profile, scalability and productivity under serum-free culture conditions.

ABOUT BETH ISRAEL DEACONESS MEDICAL CENTER
BIDMC is a patient care, teaching and research affiliate of Harvard Medical School, and consistently ranks in the top four in National Institutes of Health funding among independent hospitals nationwide. BIDMC is clinically affiliated with the Joslin Diabetes Center and is a research partner of Dana-Farber/Harvard Cancer Care Center. For more information, visit www.bidmc.harvard.edu.


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ABOUT BRIGHAM AND WOMEN'S HOSPITAL
BWH is a 747-bed non-profit teaching affiliate of Harvard Medical School and a founding member of Partners HealthCare, an integrated health care delivery network. BWH is committed to excellence in patient care with expertise in virtually every speciality of medicine and surgery. The BWH medical pre-eminence dates back to 1832, and today that rich history in clinical care is coupled with its national leadership in quality improvement and patient safety initiatives and its dedication to educating and training the next generation of health care professionals. Through investigation and discovery conducted at its Biomedical Research Institute (BRI), BWH is an international leader in basic, clinical and translational research on human disease, involving more than 860 physician-investigators and renowned biomedical scientists and faculty supported by more than $416 M in funding. BWH is also home to major landmark epidemiologic population studies, including the Nurses' and Physicians' Health Studies and the Women's Health Initiative. For more information about BWH, please visit www.brighamandwomen's.org.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6(R) production technology. The Company licenses its PER.C6(R) technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:
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Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   October 21, 2009                                /s/ OYA YAVUZ
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        (Date)                                      Oya Yavuz
                                          Director of Investor Relations